[redacted]

08027027

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-43878

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Robert Cutright Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

281 Belblossom Way
(No. and Street)

Los Gatos (City) California (State) 95032 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT CUTRIGHT (408) 356-6481
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204 (Address) New York (City) New York (State) 10016 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 27 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert Cutright, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Robert Cutright Associates, Inc. (Company), as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Robert C. Cutright

Robert Cutright, President

Sworn and subscribed to before me this 20 day of Feb, 2008.

This report contains (check all applicable boxes): **Page**

			Page
		Independent Certified Public Accountants' Report.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 7
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	8
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	9 - 10

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Santa Clara } ss.

On this the Feb. 20, 2008 (Date), before me, HARROLD GOBUNSUY (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared ROBERT C CARTRIGHT (Name(s) of Signer(s)),

HARROLD HALILI GOBUNSUY
Commission # 1771900
Notary Public — California
Santa Clara County
My Comm. Expires Oct 5, 2011

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: Feb. 11, 2008 Number of Pages: 10

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ROBERT C CARTRIGHT

- [ ] Individual
- [x] Corporate Officer - Title(s): PRESIDENT
- [ ] Partner - [ ] Limited [ ] General
- [ ] Attorney in Fact
- [ ] Trustee
- [ ] Guardian or Conservator
- [ ] Other: ______

Signer is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______

- [ ] Individual
- [ ] Corporate Officer - Title(s): ______
- [ ] Partner - [ ] Limited [ ] General
- [ ] Attorney in Fact
- [ ] Trustee
- [ ] Guardian or Conservator
- [ ] Other: ______

Signer is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

ROBERT CUTRIGHT ASSOCIATES, INC.
(SEC I.D. No. 8-43878)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2007
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

VB&T
Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvbcpa@yahoo.com
www.getcpa.com

Report of Independent Certified Public Accountants'

Shareholders and Board of Directors of
Robert Cutright Associates, Inc

We have audited the accompanying balance sheet of Robert Cutright Associates, Inc, as of December 31, 2007 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert Cutright Associates, Inc at December 31, 2007, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB+T CPAs' PLLC

New York, NY
February 11, 2008

ROBERT CUTRIGHT ASSOCIATES, INC.
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

Cash	$	10,042
Receivable from broker		12
Prepaid expense		200
Total Assets	$	10,255

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Total Liabilities		
Contingencies		-
Stockholder's Equity		
Common stock - no par value		
100,000 shares authorized,		
118 shares issued and outstanding		10,000
Additional paid-in capital		51,674
Accumulated (deficit)		(51,419)
Total Stockholder's Equity		10,255
Total Liabilities and Stockholder's Equity	$	10,255

See Independent Accountants' Report and Accompanying Notes

ROBERT CUTRIGHT ASSOCIATES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:		
Commissions	$	30
Dividend Income		465
Other income		35,167
Total Revenues		35,662
Costs and Expenses:		
Consulting fees		33,500
Professional fees		2,400
Taxes		800
Insurance		364
SIPC		150
Regulatory Fees		105
Total Costs and Expenses		37,319
Net (Loss)	$	(1,657)

See Independent Accountants' Report and Accompanying Notes

ROBERT CUTRIGHT ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows From Operating Activities:		
Net (loss)	$	(1,657)
Adjustment to reconcile net (loss) to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) in prepaid expense		(200)
Net cash (used) by operating activities		(1,857)
Cash flows from investing activities:		
Net cash (used) by investing activities		-
Cash flows from financing activities:		
Stockholder contribution		5,000
Net cash provided by financing activities		5,000
Net increase in cash		3,143
Cash at beginning of year		6,899
Cash at end of year	$	10,042
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Income taxes	$	800

See Independent Accountants' Report and Accompanying Notes

ROBERT CUTRIGHT ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-in Capital	Accumulated (deficit)	Total Stockholder's Equity
Balances, January 1, 2007	$ 10,000	$ 46,674	$ (49,762)	$ 6,912
Shareholder contribution		5,000		5,000
Net (loss) for the year	-	-	(1,657)	(1,657)
Balances, December 31, 2007	$ 10,000	$ 51,674	$ (51,419)	$ 10,255

See Independent Accountants' Report and Accompanying Notes

1. ORGANIZATION AND NATURE OF BUSINESS

Robert Cutright Associates, Inc. (the "Company"), is a California corporation formed on May 24, 1991. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC). The Company has adopted December 31 as its year end.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services all of which are limited to agency transactions. The Company is registered with the Securities and Exchange Commission as a fully disclosed broker/dealer whereby it does not hold customer funds or securities.

The Company also engages in private placements and deals, although the Company did not earn any revenues from these sources in 2007. All of the firm's revenues resulted from mutual fund sales commission and interest earned on cash balances.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

The Company earns its revenues from commissions for agency transactions and does not engage in any principal risk transactions. The transactions are recorded on a settlement date, which is not materially different than recording transactions on a trade date.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2007, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Income Taxes

The stockholders have elected to be taxed under the provisions of Subchapter S of the Internal Revenue code and applicable state laws. Under those provisions, the company does not pay federal corporate income taxes on its taxable income; however, a 1.5% tax exists on the taxable income and there is a minimum Franchise fee of $800.00 for state

reporting purposes. The stockholders are liable for federal and state income taxes on the Company's taxable income.

All highly liquid debt instruments with a maturity of three months or less as of the date of purchase are considered to be cash equivalents.

3. CONTINGENCIES

In the normal course of business, the Company is engaged in various brokerage activities on an agency basis.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure could occur if a customer or broker of the Company does not or is not able to fulfill their contractual obligation.

4. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company had net capital of $10,055 which was $5,055 in excess of the amount required. The Company's percentage of aggregate indebtedness to net capital was not applicable as the Company has no aggregate indebtedness.

5. RELATED PARTIES

Robert Cutright is the Chief Executive Officer and President of the Company. He was paid no salary in 2007, but received a check in the amount of $33,500 as a consulting fee. No payroll taxes were accrued on this amount.

ROBERT CUTRIGHT ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL:		
Total stockholder's equity	$	10,255
Deductions and/or charges:		-
Non-allowable assets:		
Prepaid expense		200
Net capital before haircuts on securities positions		10,055
Haircuts on securities positions		-
Net Capital	$	10,055
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital	$	5,055
Excess net capital at 1,000%	$	10,055
Ratio: Aggregate indebtedness to net capital is		0%

The above computation does not differ materially from the December 31, 2007 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

VB&T
Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvbcpa@yahoo.com
www.getcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders and Board of Directors of
Robert Cutright Associates, Inc.

In planning and performing our audit of the financial statements and supplementary information of Robert Cutright Associates, Inc. (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CPAs' PLLC

New York, NY
February 11, 2008

END